As filed with the Securities and Exchange Commission on July 21, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
——————————

SCHEDULE TO
TENDER OFFER STATEMENT
(under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934)

(Amendment No. 4)

CLAYTON HOMES, INC.

(Name of Subject Company (Issuer))

CLAYTON HOMES, INC.

(Name of Filing Person (Offeror))

Options to Purchase Shares of Common Stock, $.10 Par Value Per Share
(Title of Class of Securities)

184190-10-6
(CUSIP Number of Class of Securities)

Kevin T. Clayton
Chief Executive Officer and
President
5000 Clayton Road
Maryville, Tennessee 37804
(865) 380-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
——————————

Copies to:
Allen C. Goolsby, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 788-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$19,186,012	$1,522

* Based upon the purchase of all options for which this offer is being made.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,419	Filing Party:	Clayton Homes, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	April 18, 2003

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SIGNATURE

     This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Clayton Homes, Inc., a Delaware corporation (the “Company”), on May 13, 2003, as amended by Amendment No. 1 thereto filed by the Company on June 16, 2003, Amendment No. 2 thereto filed by the Company on June 30, 2003 and Amendment No. 3 thereto filed by the Company on July 17, 2003 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase for cancellation certain of its outstanding options to purchase shares of its common stock, $.10 par value per share, for a cash payment (which will be reduced by tax withholding), as set forth on a per option basis in the table below:

			Number of
			Eligible Options	Cash Payment
Grant Date		Exercise Price	as of June 16, 2003	Per Eligible Option	Total

11/10/93		$7.22	109,525	$5.28	$578,292.00
1/03/94		7.22	20,366	5.28	107,532.48
2/09/94		7.22	17,471	5.28	92,246.88
11/09/94	(vested)	7.22	243,852	5.28	1,287,538.56
11/09/94	(unvested)	7.22	8,540	4.20870	35,942.30
7/01/94		7.53	14,640	3.72318	54,507.36
7/01/93		7.54	9,150	4.96	45,384.00
7/02/97		8.19	133,670	4.77769	638,633.82
12/08/93		8.27	5,953	4.23	25,181.19
5/11/94		8.29	5,490	4.21	23,112.90
7/03/00		8.38	85,700	5.36541	459,815.64
7/03/95		8.51	134,688	3.82586	515,297.43
11/01/00		9.31	565,875	4.14480	2,345,438.70
10/27/99		9.38	455,500	3.63089	1,653,870.40
11/14/96	(vested)	10.32	233,729	2.18	509,529.22
11/14/96	(unvested)	10.32	14,058	1.76681	24,837.81
10/30/02		11.19	779,250	4.20703	3,278,328.13
7/01/97		11.50	30,625	3.6677l	112,323.62
7/01/99		11.88	65,300	4.15245	271,154.99
11/12/98		11.90	737,680	2.10245	1,550,935.32
11/12/97		12.60	382,501	0.83540	319,541.34
7/01/96		12.80	21,087	2.86583	60,431.76
10/30/01		13.55	923,650	3.30030	3,048,322.09
11/08/95		13.70	295,334	2.28863	675,910.26
1/01/99		13.81	280,000	1.64012	459,233.60
7/01/02		15.28	127,500	4.03075	513,920.63
7/02/01		15.65	85,500	3.49858	299,128.59
7/01/98		15.75	65,875	3.03030	199,621.01
Total			5,852,509		$19,186,012.03

     The offer is limited to vested and unvested options granted under the Company’s 1991 Employee Stock Incentive Plan, 1994 Directors’ Equity Plan and 1997 Employee Stock Incentive Plan and vested options granted under the Company’s 1996 Outside Directors Equity Plan. The Company’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2003 (the “Offer to Purchase”), and in the related election form, which, as amended or supplemented from time to time, together constitute the offer, copies of which are attached as Exhibit (a)(1)(A) and (a)(1)(B), respectively, and incorporated herein by reference. Subject to the terms and conditions set forth in the Offer to Purchase and the related election form, all eligible options tendered and accepted by the Company pursuant to the offer will be purchased and cancelled.

     This Amendment No. 4 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related election form, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

2

Items 1, 2, 4, 5, 6, 7, 8 and 11.

     Offer to Purchase.

     The information set forth in the Offer to Purchase, which is incorporated by reference into Items 1, 2, 4, 5, 6, 7, 8 and 11 of the Schedule TO, is hereby amended and supplemented to reflect that the expiration date, which was scheduled to be 5:00 p.m., Eastern Daylight Time, on July 18, 2003, has been extended until 5:00 p.m., Eastern Daylight Time, on July 30, 2003, unless extended or terminated.

     Form of Election to Tender Options.

     The information set forth in the Form of Election to Tender Options, which is incorporated by reference into Items 1, 2, 4, 5, 6, 7, 8 and 11 of the Schedule TO, is hereby amended and supplemented to reflect that the expiration date, which was scheduled to be 5:00 p.m., Eastern Daylight Time, on July 18, 2003, has been extended until 5:00 p.m., Eastern Daylight Time, on July 30, 2003, unless extended or terminated.

3

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CLAYTON HOMES, INC.

By:	/s/ Kevin T. Clayton Kevin T. Clayton Chief Executive Officer and President

Dated: July 21, 2003

4